Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
February 21, 2023
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are responses to the comments that we received from you by telephone February 14, 2022, regarding Post-Effective Amendments No. 385 and No. 386 to the Registration Statement on Form N-1A, which were each filed on December 29, 2022, for the Direxion NYSE FANG+ ETF and Direxion Daily NYSE FANG+ Bull 2X Shares and the Direxion Daily NYSE FANG+ Bear 2X Shares and Direxion Daily NYSE FANG+ Bear 1X Shares, respectively (the “Funds”), each a series of the Direxion Shares ETF Trust (the “Registrant”). Your comments and the Registrant’s responses are set forth below.
Applicable to Direxion NYSE FANG+ ETF
1) For valuation of derivatives in unleveraged funds, Staff guidance states that derivatives should be valued on a mark-to-market, rather than notional, basis. Please supplementally confirm that the Fund will use mark-to-market valuation with respect to derivatives.
Registrant values derivatives in each Fund using notional value for the 80% test. Registrant notes that this approach is consistent with the proposed Investment Company Names rule (34-49981, IC-34593), which would require that derivatives be valued using notional value.
2) The Principal Investment Strategies section of the prospectus states that “[t]he Fund, under normal circumstances, invests at least 80% of its net assets…in the securities that comprise the Index or investments with economic characteristics similar to the securities included in the Index.” Please disclose the types of securities in which the Fund will principally invest in order to achieve its investment strategy. The Staff notes that the prospectus includes risk disclosure relating to equity and derivative instruments. Please include corresponding strategy disclosures.
Registrant revised the disclosure to clarify that “[t]he Fund, under normal circumstances, invests at least 80% of its net assets (plus any borrowings for investment purposes) in the securities that comprise the Index or investments with economic characteristics similar to the securities included in the Index (i.e., derivative instruments, including swap agreements or futures contracts).”
3) Please disclose the initial universe of securities eligible for inclusion in the Index.
Registrant added a sentence disclosing the initial universe of securities eligible for inclusion in the Index.
4) The Staff notes that plain English should be used when describing the Index methodology in the prospectus.
Registrant acknowledges that plain English should be used when describing the Index methodology in the prospectus and has revised the disclosure accordingly.
5) The prospectus uses the term “U.S. country of risk” when describing the Index. Please define this term in plain English.
Registrant added a parenthetical clause to the disclosure defining the term “U.S. country of risk.”
6) Please explain supplementally what services the Adviser provides in exchange for the 0.05% Operating Services Fee that is listed in the fee table in the prospectus.
In exchange for 0.05% of average daily net assets, the Adviser is responsible for paying all expenses of the Trust except the following: the Adviser’s advisory fee and other expenses described in the Investment Advisory Agreement, Rule 12b-1 distribution and/or service fees, taxes, swap financing and related costs, dividends or interest on short positions, other interest expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, and extraordinary expenses such as indemnification and litigation or other expenses outside the typical day-to-day operations of the Funds.
7) Please clarify that the fourth paragraph of the Principal Investment Strategy section applies only to the four non-FAANMG securities.
Registrant revised the description of the Index methodology in the Principal Investment Strategy section to explain more clearly the selection and ranking criteria utilized by the Index Provider.
8) The prospectus uses the term “LTM” when describing the Index. Please define this term in plain English.
Registrant notes that LTM refers to the “last twelve months” as a measurement period. Registrant defined LTM in plain English in the disclosure.

9) The fourth paragraph of the Principal Investment Strategy section states that “A combined rank for each non-FAANMG security is derived by calculating a weighted average rank across the four factors, with 35% weights attributed to the market capitalization and ADTV factors and 15% weights attributed to the price-to-sales and sales growth factors.” The Staff notes that this sentence appears duplicative of the preceding sentence. Please delete this sentence or revise it to add new information.
Registrant deleted this sentence as it was duplicative of the preceding sentence.
10) The prospectus uses the term “seasoning” when describing the Index. Please revise this term to us plain English.
Registrant revised the sentence that included the term “seasoning” to refer more generally to the applicable inclusion criteria for the FAANMG securities.
11) Please add a sentence stating that portfolio turnover information data is not available because the Fund has not commenced operations.
Registrant respectfully declines to add the requested sentence because Registrant’s current disclosure regarding portfolio turnover complies with Item 3 of Form N-1A. The instructions to Item 3 do not direct registrants to include a sentence or paragraph stating that portfolio turnover information data is not available because the Fund has not commenced operations. Instead, once the Fund does commence operations, it will include the following sentence: “During the most recent fiscal year, the Fund’s portfolio turnover rate was __% of the average value of its portfolio.”
12) The prospectus states that “[a]s of December 19, 2022, the Index constituents had a median total market capitalization of $736.77 billion, total market capitalizations ranging from $44.41 billion to $2.11 trillion, and was concentrated in the communication services, information technology, and consumer discretionary sectors.” If possible, please update with more current information regarding the Index constituents.
Registrant will update this disclosure with more current information regarding the Index constituents as of December 30, 2022.
13) The prospectus states that “if the Fund receives a creation unit in cash, the Fund repositions its portfolio in response to assets flowing into or out of the Fund.” If creation units are purchased primarily with cash, please include Cash Transaction Risk in the Principal Risks.
Creation Units will be issued and redeemed primarily in kind; therefore, Registrant declines to add Cash Transaction Risk to the Principal Risks.
14) The prospectus includes Securities Lending Risk in the Principal Risks. Please include corresponding strategy disclosure.
Registrant has added the following corresponding Securities Lending strategy disclosure. “The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of the collateral received).”
15) The summary prospectus includes the following boilerplate language in the “Index Information” section:
“VENDOR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE ICE INDEX OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL VENDOR HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”
Please remove this language from the summary prospectus, as its inclusion is inconsistent with Form N-1A. Note that this disclosure may be retained in the statutory prospectus or statement of additional information (“SAI”).
Registrant removed this language from the summary prospectus.
16) The “Market Risk” disclosure in the prospectus states “If a market disruption or similar occurs, making it not reasonably practicable for the Fund to dispose of its securities or to determine its net asset value, the Fund could seek to limit or suspend purchases of creation units.” Please delete this language or revise it to clarify that the Fund may only suspend creations in extraordinary circumstances and for limited time periods, as indicated in the adopting release for Rule 6c-11 under the 1940 Act.
Registrant has revised the Market Risk disclosure in the prospectus.
17) The “Rejection of Purchase Orders” disclosure in the SAI states that “The Trust reserves the absolute right to reject a purchase order transmitted to it by the Distributor in respect of any Fund…” Please delete this language or revise it to clarify that the Fund may only suspend creations in extraordinary circumstances and for limited time periods, as indicated in the adopting release for Rule 6c-11 under the 1940 Act.
Registrant has revised the “Rejection of Purchase Orders” disclosure in the SAI.
18) The “Suspension or Postponement of Right of Redemption” disclosure in the SAI states:
The right of redemption may be suspended or the date of payment postponed with respect to any Fund (1) for any period during which the Exchange is closed (other than customary weekend and holiday closings); (2) for any period during which trading on the Exchange is suspended or restricted; (3) for any period during which an emergency exists as a result of which disposal of the shares of the Fund’s portfolio securities or determination of its NAV is not reasonably practicable; or (4) in such other circumstance as is permitted by the SEC. The Fund may suspend redemptions of Creation Units for up to fifteen (15) days.

Please delete this language or revise it to clarify that the Fund may only suspend creations in extraordinary circumstances and for limited time periods, as indicated in the adopting release for Rule 6c-11 under the 1940 Act.
Registrant notes that the “Suspension or Postponement of Right of Redemption” disclosure conforms to Section 22(e) under the 1940 Act and directs the Staff’s attention to the responses to Comments #17 and #23 regarding Registrant’s revisions to disclosures regarding the suspension of creations.
Applicable to Direxion Daily NYSE FANG+ Bull 2X Shares
19) There are multiple usages of “-200%”, which should be revised to “200%” throughout the prospectus given that this is a Bull ETF.
Registrant has corrected these references throughout the Fund’s prospectus.
20) Within footnote 2 of the fee table appearing on page 1 of the summary prospectus, please disclose that only the Fund’s board can terminate or amend the Operating Expense Limitation Agreement during the one-year period.
Registrant has added the following sentence to footnote 2 to the fee table: “The Operating Expense Limitation Agreement may be terminated or revised at any time with the consent of the Board of Trustees.”
21) The prospectus states that “The Fund, under normal circumstances, invests at least 80% of its net assets (plus borrowing for investment purposes) in financial instruments, such as swap agreements, securities of the Index, and exchange-traded funds ("ETFs") that track the Index and other financial instruments that provide daily leveraged exposure to the Index or to ETFs that track the Index, which, in combination, provide returns consistent with the Fund’s investment objective.” Please revise this disclosure to state that the Fund will invest at least 80% of its net assets to provide returns equal to the Fund’s investment objective (i.e., to provide returns equal to 200% of the daily performance of the Index).
Registrant respectfully declines to revise the Fund’s 80% test disclosure.
22) Money Market Instrument Risk is included in the statutory prospectus. Accordingly, please consider including a corresponding risk disclosure in the summary prospectus.
Registrant includes Other Investment Companies Risk in each Fund’s summary prospectus, which includes risks associated with investments in money market funds.
23) The “Leverage Risk” disclosure in the prospectus states, “Due to the limited availability of necessary investments or financial instruments, the Fund could, among other things, as a defensive measure, limit or suspend creations or redemptions of Creation Units until the Adviser determines that the requisite exposure to the Index is obtainable.” Please delete the language regarding the suspension of redemptions and revise it to clarify that the Fund may only suspend creations in extraordinary circumstances and for limited time periods, as indicated in the adopting release for Rule 6c-11 under the 1940 Act.
Registrant has revised the Leverage Risk disclosure in the prospectus.
24) The prospectus states that “if the Fund receives a creation unit in cash, the Fund repositions its portfolio in response to assets flowing into or out of the Fund.” If applicable, please include Cash Transaction Risk in the Principal Risks.
Registrant has added Cash Transaction Risk to the Principal Risks for the Fund.
Applicable to Direxion Daily NYSE FANG+ Bear 2X Shares and Direxion Daily NYSE FANG+ Bear 1X Shares (the “Bear Funds”)
25) Please confirm that expenses paid on stocks sold short are covered in the “Other Expenses” item of the fee table included in the summary prospectus.
Registrant confirms that all expenses paid on stocks sold short are covered in the “Other Expenses” item of the fee table for each Bear Fund.
26) The Staff notes that the Bull 2X Shares prospectus includes Liquidity Risk disclosure. Please consider if this risk applies to the Bear Funds or should be removed from the Bull 2X Shares.
Registrant added Liquidity Risk disclosure to the statutory prospectus for each of the Bear Funds.
27) The “Additional Information Regarding Investment Techniques and Policies” section in the Statement of Additional Information states that “The Fund generally may hold a representative sample of the securities in the Index. The sampling of securities that is held by the Fund is intended to maintain high correlation with, and similar aggregate characteristics (e.g., market capitalization and industry weightings) to, the Index.” Please consider deleting this disclosure as it does not appear applicable to apply to a Bear Fund.
Registrant has removed the sentence from the “Additional Information Regarding Investment Techniques and Policies” section of the SAI as it is inapplicable to the Bear Funds.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,

DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC